
July 9, 2020

David Comeau
Chief Executive Officer
Pelican Delivers, Inc.
3100 Bucklin Hill Road, Suite 220
Silverdale, WA 98383

      Re: Pelican Delivers, Inc.
           Amendment No. 2 to Registration Statement on Form S-1
           Filed June 16, 2020
           File No. 333-236368

Dear Mr. Comeau:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 5, 2020 letter.

Amendment No. 1 to Form S-1 filed June 16, 2020

Plan of Distribution, page 21

1.   We note your response to comment 1. Please make conforming revisions on page 21 and elsewhere in the prospectus, as appropriate.

Exhibits

2.   We note your response to our prior comment 9. We reissue our comment in part. Please file as an exhibit the subscription agreement to be used in connection with this offering of common stock.

        You may contact Stephen Kim, Staff Accountant at 202-551-3291 or Lyn Shenk, Accounting Branch Chief at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney at 202-551-3342 or Lilyanna Peyser, Special Counsel at 202-551-3222 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Trade & Services